Filed Pursuant to Rule 253(g)(2)

File No.  024-10583

MOGULREIT I, LLC

SUPPLEMENT NO. 19 DATED NOVEMBER 15, 2017

TO THE OFFERING CIRCULAR DATED JANUARY 12, 2017

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT I, LLC (“we”, “our”, “us” or the “Company”), dated January 12, 2017, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “SEC”) on January 13, 2017 (the “Offering Circular”).  Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

•	Announce the declaration of distributions;
•	Update our asset acquisitions;
•	Update our potential investments; and
•	Update our plan of distribution.

Declaration of Distributions

On November 8, 2017, our manager, RM Adviser, LLC (“Manager”), authorized a cash distribution of $0.0653 per share of the Company’s common shares to shareholders of record as of November 30, 2017.  The Manager expects that the distributions will be paid on or about December 15, 2017.

This distribution equates to approximately 8.00% on an annualized basis assuming a $9.80 per share net asset value, and approximately 7.84% on an annualized basis assuming a $10.00 per share purchase price, which distribution is calculated for the period beginning November 1, 2017 and ending November 30, 2017.  The annualized basis return is not a guarantee or projection of future returns, and the Manager may in the future declare lower distributions or no distributions at all for any given period.

While the Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare monthly distributions in the future similar to the distribution disclosed herein.

Asset Acquisitions

The following information supplements the section of the Offering Circular captioned “Plan of Operation”:

Acquisition of 378 Moss Street — Chula Vista, CA

Acquisition of 378 Moss Street — Chula Vista, CA

On November 15, 2017, we acquired a $3,575,000 bridge loan investment (the “Bridge Loan”) in connection with the financing and renovation of a 16-unit multifamily apartment community located at 378 Moss Street, Chula Vista, California (the “Property”).  The Bridge Loan will be used, in part, to refinance and then renovate and repair the Property.

We acquired the Bridge Loan investment for a purchase price of $3,575,000 which represents the full principal amount.  The acquisition was funded with capital raised from our investors.  The Bridge Loan is interest only for the duration of the 24-month term with a fixed interest rate of 8.5%.  The term begins on November 15, 2017 and includes the option for one 12-month extension.  If the Bridge Loan is extended, it will have an interest rate equal to the London Interbank Offered Rate (LIBOR) plus 8.5%.

The Property consists of 16 three-level townhome units all with individual 2-car garages.  The sponsor of this transaction intends to use a portion of the Bridge Loan funds to renovate and to substantially improve both the interior and exterior of the Property.  Some of the improvements include landscaping, addition of a gated entry and dog-friendly walkways.  The Property is currently vacant, which would facilitate the expected repair and renovation.

The Property is located in the San Diego-Carlsbad Metropolitan Statistical Area (the “San Diego MSA”), which is ranked as the 17th largest metropolitan statistical area (“MSA”) among the 382 MSAs across the country, with approximately 3.3 million people, according to the 2016 United States Census Bureau’s estimate.  According to the United States Census Bureau, the San Diego MSA saw a 7.2% population growth between 2010 and 2016, exceeding the national average of 4.5%, for the same period.  The Property is located approximately one mile from Interstate 5 and one block west of the San Diego Country Club.  The Property is also located within a short distance from the local elementary school and major retailers such as Target, Costco, Walgreens, Walmart and Sprouts.

The real estate company principal operating this transaction is a San Diego native with over 10-years of real estate experience who has completed $200 million in real estate transactions over his career.

Plan of Distribution

The following information supersedes and replaces the last paragraph of the section of the Offering Circular captioned “State Law Exemptions and Purchase Restrictions” and the second paragraph of the section of the Offering Circular captioned “Plan of Distribution – State Law Exemption and Offerings to ‘Qualified Purchasers’”:

We intend to offer and sell our common shares in this offering to qualified purchasers in every state of the United States.  However, we intend to offer approximately 800,000 shares for sale in Texas and approximately 150,000 shares for sale in Washington.